333-08550


02050648

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the announcement of August 7, 2002



NORAMPAC INC.

**752 Sherbrooke Street West
Montreal, Quebec
Canada H3A 1G1**

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): _____.



This Report of Foreign Private Issuer on Form 6-K is being filed with the Securities and Exchange Commission by Norampac Inc. (the "Corporation") for the purpose of providing the information set forth in:

- a press release issued by the Corporation on August 7, 2002 regarding the announcement that there was a fire at its Red Rock mill on August 6, 2002.

Exhibit Index

Exhibit Number	Document
1	Press release issued by Norampac Inc. on August 7, 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORAMPAC INC.

By: _Brigitte Dufour_
Brigitte Dufour
Legal Counsel and Assistant Secretary

Date: August 9, 2002